Exhibit (h)(1)(v)

Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Transfer Agent and Shareholder Services Fee Letter for

the Funds listed on Schedule A each a series of

CRM Mutual Fund Trust

This Fee Letter (this “Fee Letter”) applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to CRM Mutual Fund Trust (the “Trust”) for the Funds listed on Schedule A (individually referred to herein as a “Fund” and collectively as the “Funds”) pursuant to that certain Master Services Agreement dated September 18, 2020, and the Transfer Agent and Shareholder Services Addendum dated September 18, 2020 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement. This Fee Letter replaces the Transfer Agent and Shareholder Services Fee Letter dated June 14, 2023.

1.	Fees

1.1.	For the Transfer Agent and Shareholder Services provided under the Transfer Agent and Shareholder Services Addendum, Ultimus shall be entitled to receive a fee from the Trust, the Funds, or the Adviser (as hereinafter defined) on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, computed with respect to each Fund as follows:

[REDACTED]

1.2.	[REDACTED]
2.	Out-Of-Pocket Expenses

To the extent not otherwise paid by shareholders, in addition to the above fees, the Trust, the Funds, or the Adviser will reimburse Ultimus or pay directly certain out-of-pocket expenses incurred on the Funds’ behalf, including, but not limited to, postage, confirmations, statements, printing, telephone lines, Internet access fees, bank service charges, stationery, envelopes, check printing and writing, AML verification, record retention, lost shareholder search, VRU maintenance and development Fund specific Fund/Serv and Networking costs, and other industry standard transfer agent expenses.

3.	Term
3.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Master Services Agreement’s Initial Term (the “Initial Term”).

3.2.	Renewal Terms. After the Initial Term, this Fee Letter shall renew for successive one-year periods (each a “Renewal Term”) upon written agreement by the parties.

3.3.	Termination. Ultimus or the Trust may terminate the Agreement entirely or on behalf of a Fund as set forth in the Agreement. Any such termination shall be treated as a termination of this Fee Letter with respect to the Fund(s), in which case the Adviser shall be responsible for payment of any amounts required to be paid under the Agreement, including, without limitation, any applicable Early Termination Fee, any reimbursements for cash disbursements made by Ultimus and any fee for post- termination de-conversion or liquidation services.

3.4.	Early Termination. Any Early Termination under the Agreement with respect to a Fund shall subject the Fund to paying an “Early Termination Fee” equal to the fee amounts due to Ultimus through the end of the then-current term as calculated in this Fee Letter, including the repayment of any negotiated discounts provided by Ultimus during the then-current term.

3.5.	Liquidation. Upon termination of the Agreement with respect to a Fund due to the liquidation of the Trust or the Fund, Ultimus shall be entitled to collect from the Fund the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such termination, including, without limitation, the delivery to the Trust or its designees of the Trust’s property, records, instruments, and documents, and a reasonable fee for post-termination liquidation services as mutually agreed to by Ultimus and the Trust.

5.       Amendment

The parties may only amend this Fee Letter by written amendment signed by all the parties.

The parties duly executed this Transfer Agent and Shareholder Services Fee Letter dated December 14, 2023.

CRM Mutual Fund Trust	Ultimus Fund Solutions, LLC
By: /s/ Stephen Gaeta	By: /s/ Gary Tenkman
Name: Stephen Gaeta	Name: Gary Tenkman
Title: Authorized Person	Title: Chief Executive Officer